UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)*

                              KENETECH CORPORATION
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                               (Name of Issuer)

                                  Common Stock
                                $0.0001 par value
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                         (Title of Class of Securities)

                                    488878109
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                                 (CUSIP Number)

                                  Dianne P. Urhausen
    c/o KENETECH Corporation, 500 Sansome St., #300, San Francisco, CA 94111
                                 (415) 398-3825
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 3, 1998
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box / /.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE                 13D/A
CUSIP                No.                488878109-
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    1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          Mark D. Lerdal       Employer I.D.#

- ------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  / /
                                                                (b)  / /
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    3     SEC USE ONLY

- ------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF

- ------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                         / /

- ------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

- ------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            11,411,458 Shares*

                      *The number of shares stated as beneficially owned includes 46,000 shares relating to all options under which Mr. Lerdal could acquire Common Stock of the Company currently and within 60 days following
                      August 3, 1998.
       NUMBER OF
                      ------------------------------------------------------
         SHARES        8    SHARED VOTING POWER

      BENEFICIALLY          0

        OWNED BY      ------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER
          EACH
                            11,411,458 Shares*
        REPORTING
                      *The number of shares stated as beneficially owned
         PERSON       includes 46,000 shares relating to all options under
                      which Mr. Lerdal could acquire Common Stock of the
          WITH        Company currently and within 60 days following
                      August 3, 1998.

                      ------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0

- ------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,411,458 Shares*

          *The number of shares stated as beneficially owned includes 46,000 shares relating to all options under which Mr. Lerdal could acquire Common Stock of the Company currently and within 60 days following August 3, 1998.

- ------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             / /

- ------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.2%*

*The number of shares stated as beneficially owned includes 46,000 shares relating to all options under which Mr. Lerdal could acquire Common Stock of the
Company   currently   and   within   60  days   following   August   3,   1998.

- ------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

          IN

- ------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D dated January 12, 1998.


Item 1. Security and Issuer.
--------------------------------------------------------------------------------

This statement relates to shares of Common Stock, $0.0001 par value per share (the "Shares"), of KENETECH Corporation (the "Company"). The principal executive offices of the Company are located at 500 Sansome Street, Suite 300, San Francisco, California 94111.


Item 2. Identity and Background.
- ------------------------------------------------------------------------------

(a)  Mark D. Lerdal

(b)  500 Sansome Street, Suite 300, San Francisco, CA  94111

(c)  Chief Executive Officer and President of the Company

(d) During the last five years, Mr. Lerdal has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Lerdal has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment or final
     order  enjoining  future   violations  of,  or  prohibiting  or  mandating
     activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Lerdal is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
- ------------------------------------------------------------------------------

The transaction being reported in this Amendment No. 1 to Schedule 13D is Mr. Lerdal's disposition of 1,500,000 Shares of the Company on August 3, 1998 in the form of a gift to an irrevocable trust established for the benefit of Mr.
Lerdal's children. As of the date of this Amendment No. 1, Mr. Lerdal beneficially owns 11,411,458 Shares (46,000 relating to all options under which Mr. Lerdal could acquire Common Stock of the Company currently and within 60 days following August 3, 1998). Mr. Lerdal acquired 12,865,458 Shares in a private sale consummated on December 29, 1997, from affiliates of The Hillman Company, 824 Market Street, Suite 900, Wilmington, Delaware, for an aggregate purchase amount of approximately $1,000. The Shares were purchased with personal funds of Mr. Lerdal.

Item 4.  Purpose of Transaction.
- ------------------------------------------------------------------------------

Mr. Lerdal acquired the Shares for investment and not with the purpose of changing or influencing the control of the Company. However, Mr. Lerdal will continue in his current role of Chief Executive Officer and President of the Company and in such capacity has influence and control over the management of the Company. Other than in his capacity as Chief Executive Officer and President of the Company, Mr. Lerdal does not have any plans or proposals, which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except Mr. Lerdal may dispose of some or all of the Shares or may acquire additional shares of Common Stock of the Company, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.


Item 5.  Interest In Securities of Issuer.
- ------------------------------------------------------------------------------

(a) The aggregate number of shares of Common Stock of the Company deemed to be beneficially owned by Mr. Lerdal for the purpose of this Statement is 11,411,458 Shares, representing 27.2% of the outstanding shares of Common Stock of the Company based on 41,954,218 shares disclosed as outstanding by the Company in its most recent filing on Form 10-Q. The number of shares stated as beneficially owned includes 46,000 shares relating to all options under which Mr. Lerdal could acquire Common Stock of the Company currently and within 60 days following August 3, 1998.

(b) Mr. Lerdal has the sole power to vote and the sole power to dispose of all 11,411,458 shares of Common Stock of the Company beneficially owned by him. The number of shares stated as beneficially owned includes 46,000 shares relating to all options under which Mr. Lerdal could acquire Common Stock of the Company currently and within 60 days following August 3, 1998.

(c) Mr. Lerdal disposed of the 1,500,000 Shares reported herein on August 3, 1998, in the form of a gift to an irrevocable trust established for the benefit of Mr. Lerdal's children.

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.
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Mr.  Lerdal  does  not  have  any  contract,   arrangement,   understanding   or
relationship with any person with respect to any securities of the Company.


Item 7.  Material to be Filed as Exhibits.
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None.


                                    SIGNATURE

After reasonable inquiry, and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1998

                                        By:/s/ Mark D. Lerdal

                                        Name:  Mark D. Lerdal



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